Exhibit 1.02

POST PROPERTIES, INC.

Conflict Minerals Report for Calendar Year 2013

Based on the results of the Company’s RCOI, the Company has determined that it does not have a specific reason to believe that any necessary conflict minerals in its Completed Units may have originated in the DRC. While we don’t believe it to be the case that any necessary conflict minerals originated in the DRC, at this point the Company has not undertaken an extensive inquiry into all of the contractors, subcontractors, and suppliers that furnished relevant materials utilized in the construction of the Completed Units.

Accordingly, while the Company does not have any specific reason to believe any necessary conflict minerals originated in the DRC, it cannot conclude with certainty that it has no reason to believe that its necessary conflict minerals originated in the DRC or did come from recycled or scrap sources.

The Company has been unable to determine: (1) the facilities used to process any necessary conflict minerals contained in the Completed Units; (2) the country of origin of any necessary conflict minerals contained in the Completed Units; and (3) the mine or location of origin of any necessary conflict minerals contained in the Completed Units.

Since the Company had completed all custom finishing activities by the end of 2013 and does not expect to further engage in the for-sale condominium business in future periods, the Company anticipates this to be the last year that the Company will provide such a specialized disclosure, unless the Company enters into a new line of business which would require reporting, an event that is not contemplated at the time of this disclosure.